UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    40-24B-2

                         SALES LITERATURE OF REGISTERED
                          MANAGEMENT INVESTMENT COMPANY


                   Investment Company Act file number 811-04804


                         THE ELITE GROUP OF MUTUAL FUNDS
               (Exact name of registrant as specified in charter)


                           1324 4th Avenue, Suite 2144
                            Seattle, Washington 98101
                    (Address of principal executive offices)

       Registrant's Telephone Number, Including Area Code - (206) 624-5863



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MCCORMICK
CAPITAL
MANAGEMENT, INC.

June 12, 2006
                                                      [GRAPHIC OMITTED]
SELL YOUR HOUSE...  AGAIN

Our March 10th of 2003 newsletter was titled;  "Sell
Your House, Buy Stocks." I didn't literally want you to sell your homes, but rather, wanted to get your attention and make a point that after three straight years of a horrible stock market, valuations were compelling.
From that point until today, the market and our Elite Growth & Income Fund are up about 60% or approximately 17% per year.

In two weeks, you will be receiving your June 30th quarterly statement and you may be disappointed. After being up 7% for the year we are now down 3.2%, which is more than the S&P 500; down 0.2%. Part of stock investing is understanding that these types of market corrections are normal. In the last three years, this is the fourth time we have experienced a decline of this magnitude (see chart on reverse.) In each of the previous episodes the market recovered and moved higher.

Will this time be different? I don't think so. The decline in stocks is not due to deteriorating fundamentals, but confusion about monetary policy. This market correction will run it's course and stocks will rebound once investors are more confident in the direction of the economy.

In past letters, I have stressed that corporate America is in terrific shape and that has not changed. Profits are not good, they are great. Productivity continues to grow rapidly and company balance sheets are flush with cash. Most importantly, based on price/earnings ratios, the market is as cheap as it has been in the last ten years. This market correction is not a problem, but rather an opportunity. (The glass is half full.) Sell your house; buy stock.

INTEREST RATES/BOND INCOME FUND

As the stock market declined over the last six weeks, the bond Income Fund did its job and preserved your capital. We continue to believe that once the Federal Reserve is through increasing interest rates, which should be soon, returns will improve in the bond market.

THE STORK

The stork has paid two visits to our office in the last two months! Both Jodi and Shelli delivered their first child and all four are doing well. If you call the office and hear crying, it's not me succumbing to the pressure of a declining stock market. Both infants will be accompanying their mothers to work.

Warm Regards,                            NAV VALUE AS OF 6/12/06:
                                              Elite Income Fund - $9.72
/s/ Dick McCormick                            Growth & Income Fund - $20.69

Dick McCormick

PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/17/06, WHICH YOU PREVIOUSLY RECEIVED OR IS INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH MUST ACCOMPANY OR PRECEDE THIS LITERATURE. READ IT CAREFULLY BEFORE YOUR INVEST.

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   Seattle Area: (206) 624-5863   o Toll Free (800) 423-1068   o Email: mcminfo@mcmelite.com   o www.elitefunds.com
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[GRAPH OMITTED  ILLUSTRATING 10 AND 30 WEEK MOVING AVERAGES OF THE S&P 500 INDEX
FROM MARCH 2004 TO THE PRESENT]


3/04-8/04 decline     3/05-4/05 decline    8/05-10/05 decline     5/06-Present
-102.51 or -8.81%      -92.96 or -7.56%     -77.66 or -6.23%    -91.51 or -6/90%

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Since 2004 there have been 3  corrections  in SPX. The three  corrective  phases were as short as two months to as long as 5 months producing declines ranging from a low of 6.23% to a high of 8.81%. The current correction which started in earnest on May 8th (1326.70) has taken SPX down nearly 6.90%. If the current pullback is considered a normal correction then it is reasonable to say that the bulk of the decline may be behind us.
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